Exhibit 99.2

Engine Gaming & Media, Inc. to Present at Benzinga All Access Event on Friday, September 9, 2022

NEW YORK, NY / ACCESSWIRE / September 7, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced that management will present during Benzinga’s All Access investor event taking place Friday, September 9, 2022.

Tom Rogers, Executive Chairman of Engine, and Lou Schwartz, Chief Executive Officer of Engine, are scheduled to host a presentation and Q&A session during the event as follows.

Benzinga All Access Event

Date: Friday, September 9, 2022

Time: 9:40 a.m. Eastern time

Webcast: https://www.youtube.com/watch?v=B0Akw8N1h-g

A live video webcast will be available using the link above – an archived replay will be made available after the live event on the Benzinga YouTube Channel. For more information on Benzinga All Access, please contact your Benzinga representative.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us